UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neurologix, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

64125U406

(CUSIP Number)

D. Cameron Findlay, Esq. Senior Vice President, General Counsel and Secretary Medtronic, Inc. 710 Medtronic Parkway Minneapolis, Minnesota 55432 Telephone: (763) 514-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64125U406

1	Names of Reporting Persons Medtronic, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions)* (a) ☐ (b) ☐ * Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,036,171
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,036,171
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,171
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% [1]
14	Type of Reporting Person (see Instructions) CO

[1]	Based on a total of 27,997,701 shares of Common Stock outstanding as of August 8, 2011 as reported by NRGX on its Form 10-Q filed on August 11, 2011.

SCHEDULE 13D

CUSIP No. 64125U406

1	Names of Reporting Persons Medtronic International, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions)* (a) ☐ (b) ☐ * Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,036,171
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,036,171
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,171
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% [1]
14	Type of Reporting Person (see Instructions) CO

[1]	Based on a total of 27,997,701 shares of Common Stock outstanding as of August 8, 2011 as reported by the Issuer on its Form 10-Q filed on August 11, 2011.

SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on May 6, 2005 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Defined terms not

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a), (b) and (c)

Medtronic, Inc. (“Medtronic”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic International, Ltd. (“MIL”, and collectively with Medtronic, the “Reporting Persons”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, a Delaware corporation, is a wholly-owned subsidiary of Medtronic through which Medtronic, among other things, holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the Reporting Persons. Except as provided below, the business address for each person listed below is 710 Medtronic Parkway N.E., Minneapolis, MN 55432.

Name	Present Principal Occupation

Directors of Medtronic:

Richard H. Anderson	Chief Executive Officer, Delta Air Lines Inc.; 1040 Delta Blvd., Atlanta, GA 30354

Victor J. Dzau, M.D.	Chancellor of Health Affairs, Duke University; 106 Davison Building DUMC 3701, Durham, NC 22710

Omar Ishrak	Chairman and Chief Executive Officer, Medtronic

Shirley Ann Jackson, Ph.D.	President, Rensselaer Polytechnic Institute, 110 8th Street, Troy Building, Troy, NY 12180

Michael O. Leavitt	Founder and Chairman, Leavitt Partners, 299 South Main Street, Suite 2300, Salt Lake City, UT 84111

James T. Lenehan	Financial Consultant and Retired Vice Chairman and President, Johnson & Johnson; 1586 Hampton Rd., Rydal, PA 19046

Denise M. O’Leary	Private Venture Capital Investor, 618 Mountain Home Rd., Woodside, CA 94062

Kendall J. Powell	Chairman and Chief Executive Officer, General Mills; One General Mills Blvd., Minneapolis, MN 55426

Robert C. Pozen	Chairman, MFS Investment Management, 500 Boylston Street, Boston, MA 02116

Preetha Reddy	Managing Director, Apollo Hospitals Enterprise Limited, 21 Greams Lane, Off Greams Road, Chennai, 600006 India

Jack W. Schuler	Co-founder, Crabtree Partners; 28161 North Keith Drive, Lake Forest, IL 60045

Executive Officers of Medtronic (Who Are Not Also Directors):

Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group

Christopher J. O’Connell	Executive Vice President and Group President, Restorative Therapies Group

H. James Dallas	Senior Vice President, Quality and Operations

Gary L. Ellis	Senior Vice President and Chief Financial Officer

D. Cameron Findlay	Senior Vice President, General Counsel and Secretary

Richard E. Kuntz, M.D.	Senior Vice President and Chief Scientific, Clinical and Regulatory Officer

Geoffrey Martha	Senior Vice President, Strategy and Business Development

Catherine M. Szyman	Senior Vice President and Group President, Diabetes Group

Directors and Executive Officers of MIL (Who Are Not Listed Above):

Douglas A. Hoekstra	Vice President & Controller

Philip J. Albert	Vice President

Linda S. Harty	Vice President & Treasurer

Chris Lee	Vice President

Kenya P. Skeffington	Vice President & Assistant Secretary

(d) and (e)

Neither the Reporting Person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

All of the individuals referred to above are United States citizens, except Preetha Reddy, who is an Indian Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Warrant expired by its terms on April 27, 2010 and was not exercised by MIL prior to such expiration. The “Warrant” refers to an immediately-exercisable warrant issued to MIL on April 27, 2005 to purchase 285,388 shares of Neurologix, Inc. (“NRGX”) Common Stock at a price of $2.19 per share.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective August 1, 2008, Medtronic and NRGX entered into an Addendum to the Development and Manufacturing Agreement (the “Addendum”). This Addendum served to supplement and clarify the rights and obligations of Medtronic and NRGX under the Development and Manufacturing Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following:

(a) The Warrant expired by its terms on April 27, 2010 and was not exercised by MIL prior to such expiration. As a result, Medtronic, through MIL, is the beneficial owner of 2,036,171 shares of Common Stock of NRGX, which represents approximately 7.3% of the outstanding Common Stock of NRGX. To the knowledge of the Reporting Persons, no other person named in Item 2 beneficially owns any NRGX shares.

Item 5(b) is hereby amended and restated to read as follows:

(b) Medtronic, through MIL, has the sole power to vote and the sole power to dispose of 2,036,171 shares of Common Stock of NRGX.

Item 5(c) is hereby amended and restated to read as follows:

(c) To the knowledge of the Reporting Persons, the only transaction in Common Stock of NRGX by any person named in Item 2 above during the period beginning sixty days prior to April 27, 2010 through the date of filing hereof is the expiration of the Warrant as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Warrant expired by its terms on April 27, 2010.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit A –	Agreement by the persons filing this Schedule 13D to make a joint filing (incorporated by reference to the Schedule 13D filed by the Reporting Persons on May 5, 2005).

Exhibit B –	Warrant to purchase 285,388 shares of NRGX Common Stock dated April 27, 2005, which expired April 27, 2010 (incorporated by reference to the Schedule 13D filed by the Reporting Persons on May 5, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2013	MEDTRONIC, INC.

	By:	/s/ Gary L. Ellis
Print Name: Gary L. Ellis
Print Title: Senior Vice President and Chief Financial Officer

MEDTRONIC INTERNATIONAL, LTD.

	By:	/s/ Douglas A. Hoekstra
Print Name: Douglas A. Hoekstra
Print Title: Vice President and Controller